May 15, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0505

Re:	NMF SLF I, Inc. (File No. 814-01330)

Rule 17g-1(g) Fidelity Bond - (Bond No. P-001-000324258-04)

Dear Sir or Madam:

Enclosed for filing on behalf of NMF SLF I, Inc. (the “Company” or the “Fund”), pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”) please find the following:

1)	A copy of the Fund’s fidelity bond (the “Bond”), attached as Exhibit A; and

2)	A Certificate of the Secretary of the Company containing the resolutions which were adopted by the Board of Directors of the Fund (the “Board”), and a majority of the members thereof who are not “interested persons” (as defined in Section 2(a)(19) under the 1940 Act) (the “Independent Directors”) of the Fund, approving the amount, type, form and coverage of the Bond, and a statement as to the period for which premiums have been paid, attached as Exhibit B.

The Fund has paid its allocable portion of the premium for a $3,500,000 bond, maintained jointly with certain of its affiliates, for the policy period May 19, 2023 to May 19, 2024.

If you have any questions, please do not hesitate to contact me at 212-655-0291.

Sincerely,

/s/ Joseph W. Hartswell
Joseph W. Hartswell
Chief Compliance Officer and Corporate Secretary

Exhibit A

FINANCIAL INSTITUTION BOND Class Code: 2-14057 AXIS BINDER P-001-000324258-04 Page 1 of 7 BINDER 04/28/2023 FROM: Nicole Santos, Senior Underwriter 1211 Avenue of the Americas, 24th Floor New York, NY 10036 Email: Nicole.Santos@axiscapital.com DELIVERED TO: Thomas Meringer Willis Towers Watson Northeast, Inc. [NYC] 200 Liberty Street, 6th Floor, New York, NY 10281 NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. This binder expires in 30 days, or on the date the policy is issued, whichever is earlier (unless extended in writing by AXIS). COVERAGE IS BOUND PURSUANT TO THE FOLLOWING TERMS AND CONDITIONS: INSURED AND PRINCIPAL ADDRESS NMF SLF I Inc, New Mountain Guardian IV BDC, L.L.C, New Mountain Guardian III BDC 1633 Broadway, 48th floor New York, NY 10019 BROKER OF RECORD Willis Towers Watson Northeast, Inc. [NYC] 200 Liberty Street, 6th Floor New York, NY 10281

FINANCIAL INSTITUTION BOND

INSURER	AXIS Insurance Company (Admitted) 233 South Wacker Drive, Suite 3510 Chicago, IL 60606 (866) 259-5435 ***A Stock Insurer***
BOND FORM	Financial Institution Bond (Standard Form No. 14) TSB 5062b 1087
BOND NUMBER	P-001-000324258-04 *Renewal of: P-001-000324258-04*
BOND PERIOD	Effective Date: 05/19/2023 Expiration Date: 05/19/2024 *Both dates at 12:01 a.m. at the Named Insured's address stated herein.*

TOTAL BOND PREMIUM	**$11,000.00**

BROKER COMMISSION	15%
SURCHARGE / TAX ***(included in Total Bond Premium)***	N/A

TOTAL BOND LIMITS OF LIABILITY	
Bond Single Loss Limit	$3,500,000

Please note that the Single Loss Limit is applicable to Bond coverages only and is not subject to any other limits.

If an amount is inserted below opposite any specified Insuring Agreement or Coverage, such amount shall be the applicable Single Loss Limit for such Insuring Agreement or Coverage. Any amount set forth below shall be part of and not in addition to amounts set forth above. If "Not Covered" is inserted below opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

INSURING AGREEMENT	**SINGLE LOSS LIMIT OF LIABILITY**	**SINGLE LOSS DEDUCTIBLE**
Insuring Agreement (A) – Fidelity	$3,500,000	$25,000
Insuring Agreement (B) – On Premises	$3,500,000	$25,000
Insuring Agreement (C) – In Transit	$3,500,000	$25,000
Insuring Agreement (D) – Forgery or Alteration	$3,500,000	$25,000

Class Code: 2-14057

AXIS BINDER P-001-000324258-04 Page 2 of 7

FINANCIAL INSTITUTION BOND

Insuring Agreement (E) – Securities	$3,500,000	$25,000
Insuring Agreement (F) – Counterfeit Currency	$3,500,000	$50,000
Coverage on Partners	Not Covered	
OPTIONAL INSURING AGREEMENTS AND COVERAGES	**SINGLE LOSS LIMIT OF LIABILITY**	**SINGLE LOSS DEDUCTIBLE**
Audit Expense	$10,000	$1,000
Claim Expense	$10,000	$1,000
Computer Systems Fraud	$3,500,000	$250,000
Customer Funds Transfer Fraud	$3,500,000	$25,000
Facsimile Signature	$3,500,000	$25,000
Stop Payment Order Liability	$100,000	$10,000
Unauthorized Signatures	$100,000	$25,000
Uncollectible Items of Deposit	$100,000	$10,000
Social Engineering Fraud — **AGGREGATE LIMIT OF LIABILITY**: $25,000	$25,000 with Official Authorization	$25,000

NOTICES TO INSURER	
Send Notice of Claims To:	*Send All Other Notices And Inquiries To:*
AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 746-9444

CLICK HERE FOR REQUESTED APPLICATIONS AND SUPPLEMENTS

If any item requested above is not received, reviewed and accepted by AXIS underwriters and acknowledged as such in writing by the above specified date, then this binder and any policy issued will be automatically deemed void ab initio (as if it had never existed) with no effect. The payment of premium or the issuance of any policy shall not serve to waive the above requirements.

Please note that a condition precedent to coverage under this binder is that no material change in the exposure or risk occurs and no submission is made to the insurer of a claim or circumstances that might give rise to a claim between the date of this binder and the inception of the policy. Applicant is under the continuing duty to report any such change and to

Class Code: 2-14057

AXIS BINDER P-001-000324258-04 Page 3 of 7

FINANCIAL INSTITUTION BOND Class Code: 2-14057 AXIS BINDER P-001-000324258-04 Page 4 of 7 notify us of any such claims or circumstances. A public filing with the Securities and Exchange Commission will be deemed to be compliance with this duty to report. The Insurer may take any action appropriate and allowed under state law in response to such information. For additional information about AXIS Financial Institutions products, please visit our website here.

AXIS
FINANCIAL INSTITUTION BOND

SCHEDULE OF FORMS & RIDERS		
Policyholder Notices and Bond Forms		**Form Number and Edition Date**
State Fraud Statement		AXIS 104 0415
Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316
Financial Institution Bond (Standard Form No. 14)		TSB 5062b 1087
Riders		**Form Number and Edition Date**
1	Audit Expense Insuring Agreement Rider	AXIS 1012153 0119
2	Claim Expense Insuring Agreement Rider	AXIS 1012155 0119
3	Amend Racketeering Exclusion Rider	AXIS 1012161 0119
4	Amend Fidelity Insuring to Include Larceny and Embezzlement Agreement Rider	AXIS 1012168 0119
5	Amend Valuation Rider	AXIS 1012170 0119
6	Amend Counterfeit Currency or Money Insuring Agreement Rider	AXIS 1012171 0119
7	Unauthorized Signatures Insuring Agreement Rider	AXIS 1012176 0119
8	Protected Information Exclusion Rider	AXIS 1012180 0119
9	Notice of Loss by E-Mail Rider	AXIS 1012189 0119
10	Change of Ownership or Control Notice Rider	AXIS 1012191 0119
11	Customer Funds Transfer Fraud Insuring Agreement with Call Back for Transfers in Excess of the Deductible Rider	AXIS 1012198 0119
12	Amend Ownership or Covered Property Condition Rider	AXIS 1012199 0119
13	Stop Payment Order Liability Insuring Agreement Rider	AXIS 1012200 0119
14	Uncollectible Items of Deposit Insuring Agreement Rider	AXIS 1012202 0722
15	Amend Definition of Employee to Include Affiliated Persons Rider	AXIS 1012203 0119
16	AUTOMATIC INCREASE IN LIMITS FOR INVESTMENT FUNDS RIDER	AXIS 1012210 0721
17	Automatic Coverage For New Investment Funds Rider	AXIS 1012211 0721
18	Investment Company No Deductible Rider	AXIS 1012214 0119
19	New York Statutory Rider	AXIS 1012253 0119
20	Computer Systems Fraud Insuring Agreement Rider	AXIS 1012861 0221
21	Social Engineering Fraud Insuring Agreement With Official Authorization Rider	AXIS 1012863 0221
22	Amend Exclusion (M) Rider	AXIS 1012869 0421
23	Amend Definition of Property Rider (Does Not Include Non-Fungible Tokens)	AXIS 1012870 0521
24	Insuring Agreement (G) Rider	SR 5907a 1188
25	New York Statutory Rider	SR 6180d 0709

Class Code: 2-14057

AXIS BINDER P-001-000324258-04 Page 5 of 7

FINANCIAL INSTITUTION BOND Class Code: 2-14057 AXIS BINDER P-001-000324258-04 Page 6 of 7 26 Cryptocurrency Exclusion Rider SR 6343 0321

FINANCIAL INSTITUTION BOND Class Code: 2-14057 AXIS BINDER P-001-000324258-04 Page 7 of 7 Nicole Santos 1211 Avenue of the Americas 24th Floor New York, NY 10036 Nicole.Santos@axiscapital.com FINANCIAL INSTITUTION BOND Invoice Binder BROKER: Willis Towers Watson Northeast, Inc. [NYC] Invoice No.: 872959 200 Liberty Street, 6th Floor Invoice Date: New York, NY 10281 Policy Number: P-001-000324258-04 INSURED: NMF SLF I Inc, New Mountain Guardian IV BDC, L.L.C, New Mountain Guardian III BDC Policy Term: 05/19/2023 to 05/19/2024 1633 Broadway, 48th floor Premium Due Date: 06/18/2023 New York, NY 10019 Reminder: For Premium Accounting, please call (816) 471-6118. Premium is due 30 days from the effective date of the policy. Please include our policy number on your remittance advice. Please Remit Premium To: Lockbox Address: AXIS U.S. Insurance Overnight Address: Wells Fargo Bank, N.A. Box 932745 Attn: Lockbox 932745 Atlanta, GA 31193-2745 3585 Atlanta Ave Hapeville, GA 30354 Wire Transfer: Wells Fargo Bank, N.A. Atlanta, GA ABA: 121000248 SWIFT Code: WFBIUS6S Account Name: AXIS U.S. Insurance Account Number: 2000015141499 Reference: Policy number and Insured Name If you have any problems with getting a wire through, please contact Wells Fargo at 800-521-5006 Please send email to bccc@axiscapital.com with wire confirmation and policy reference. Description Gross Premium Commission Net Premium Gross Annual Premium: Commission: 15% $11,000.00 $1,650.00 $9,350.00 Total Due: $9,350.00

Exhibit B

CERTIFICATE OF THE SECRETARY

The undersigned, Joseph W. Hartswell, Chief Compliance Officer and Corporate Secretary of NMF SLF I, Inc., a Maryland Corporation (the “Company”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period May 19, 2023 to May 19, 2024.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 15th day of May, 2023

/s/ Joseph W. Hartswell
Joseph W. Hartswell
Chief Compliance Officer and Corporate Secretary

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder (“Rule 17g-1”), require business development companies (“BDCs”), such as SLF, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the BDC against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”);

WHERAS, SLF has determined to maintain a bond jointly with certain of its affiliates to protect SLF against larceny and embezzlement, covering each covered person;

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names SLF as the only insured, or (iii) a bond which names SLF and one or more other parties as insureds, as permitted by Rule 17g-1;

WHEREAS, Rule 17g-1 requires that a majority of directors who are not “interested persons” of the BDC, as such term is defined under Section 2(a)(19) of the 1940 Act (the “Independent Directors”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of SLF to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by SLF, and pursuant to factors contained in Rule 17g-1, which are described in the accompanying memorandum attached hereto;

WHEREAS, under Rule 17g-1, SLF is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Board, including all of the Independent Directors, have considered the expected aggregate value of the securities and funds of SLF to which SLF’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by SLF, the accounting procedures and controls of SLF, the nature and method of conducting the operations of SLF, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including the Independent Directors.

NOW THEREFORE BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of SLF to which SLF’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by SLF, the accounting procedures and controls of SLF, the nature and method of conducting the operations of SLF, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Independent Directors, the Board, including all of the Independent Directors, determine that the amount of coverage, type, form, and premium, covering the officers and employees of SLF and insuring SLF against loss from fraudulent or dishonest acts, including larceny and embezzlement, to be issued by Axis Insurance Company in the amount of $3,500,000 (the “Fidelity Bond”) to be fair and reasonable, and be, and hereby are, approved by the Board, including all of the Independent Directors;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized to make filings with the SEC, in consultation with counsel to SLF, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed to amend the Fidelity Bond, in consultation with counsel to SLF, and to execute such other documents as he or she may deem necessary or appropriate to effect the intent of this resolution;

FURTHER RESOLVED, that each of the Authorized Officers is hereby authorized in the name and on behalf of SLF, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by SLF or any of its directors, officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of SLF.